UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

VALCENT PRODUCTS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

CUSIP No. 918881103

(CUSIP Number)

February 14, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      ☐ Rule 13d-1(b)

      ☑ Rule 13d-1(c)

      ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.    918881103

1.	NAME OF REPORTING PERSONSIRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Agosto Corporation Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	SOLE VOTING POWER: 0

	6.	SHARED VOTING POWER: 0

	7.	SOLE DISPOSITIVE POWER: 6,528,414

	8.	SHARED DISPOSITIVE POWER: 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,528,414 (see description in Item 4 below).

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 14.0%

12.	TYPE OF REPORTING PERSON*: CO

CUSIP No.   918881103

Item 1.

(a)	Name of Issuer:	Valcent Products, Inc.
(b)	Address of Issuer’s Principal Executive Offices	789 West Pender St., Suite 1010
Vancouver, B.C. Canada V6C 1H2

Item 2.

(a)	Name of Person Filing	Agosto Corporation Limited
(b)	Address of Principal Business Office or, if none, Residence	Catherine E. Christopher Building
Wickhams Cay 1, Road Town
Tortola, British Virgin Islands

(c)	Citizenship	British Virgin Islands
(d)	Title of Class of Securities	Common Stock
(e)	CUSIP Number	918881103

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No.   918881103

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 6,528,414

Pursuant to the convertible debentures held by Agosto, Agosto is contractually prohibited from converting the debenture if such conversion would cause Agosto to hold more then 9.99% of Valcent’s outstanding common stock.  Beneficial ownership is based on terms relating to the convertible debentures held by Agosto and other securities held at December 31, 2007, a December 31, 2007 closing share price of the Issuer of $0.90 per share,  and issued and outstanding shares on December 31, 2007 of the Issuer of 40,228,835.

(b)	Percent of class: 14.0%.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 0

	(ii)	Shared power to vote or to direct the vote: 0

	(iii)	Sole power to dispose or to direct the disposition of: 6,528,414

	(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class. Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or control person. Not applicable

Item 8.	Identification and Classification of Members of the Group. Not applicable

Item 9.	Notice of Dissolution of Group. Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2008

By:	/s/ Dr. J. Gordon Murphy
Agosto Corporation Limited
Name/Title: Dr. J. Gordon Murphy, President